ATTORNEYS AT LAW

A LIMITED LIABILITY PARTNERSHIP

TROUTMAN SANDERS BUILDING

1001 HAXALL POINT

RICHMOND, VIRGINIA 23219

www.troutmansanders.com

TELEPHONE: 804-697-1200

FACSIMILE: 804-697-1339

MAILING ADDRESS

P.O. BOX 1122

RICHMOND, VIRGINIA 23218-1122

Fred W. Palmore, III	Direct Dial: 804-697-1396
fred.palmore@troutmansanders.com	Direct Fax: 804-698-5188

November 28, 2007

VIA EDGAR, FACSIMILE (202) 772-9203 and OVERNIGHT MAIL

Dan Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re: Amendment No. 3 to Preliminary Proxy Material Filed by the “FNB Corporation Shareholders Committee” on

November 23, 2007 (File No. 000-24141)

Dear Mr. Duchovny:

On November 23, 2007, the purported “FNB Corporation Shareholders Committee” (the dissidents) filed with the Securities and Exchange Commission (the Commission) Amendment No. 3 (the Third Amendment) amending Amendment No. 2 to the preliminary proxy material (the Dissident Proxy) that was filed with the Commission on November 13, 2007.

On October 22, November 2, and November 15, 2007, on behalf of FNB Corporation (FNB), we forwarded letters to you and to Timothy A. Geishecker pointing out instances where FNB believes the Dissident Proxy contained false and misleading information, instances where the materials failed to include material facts necessary to make the statements not false and misleading, and instances where the dissidents have not complied with the Securities Exchange Act of 1934 (the Exchange Act).

FNB has reviewed the Third Amendment and believes it continues to contain much of the false and misleading information that was previously set forth in the Dissident Proxy and continues to exclude material facts from the Third Amendment necessary to make the statements therein not false and misleading. Therefore, we respectfully request that you review again the information we provided

A T L A N T A • H O N G K O N G • L O N D O N • N E W Y O R K • N E W A R K • N O R F O L K • R A L E I G H

R I C H M O N D • S H A N G H A I • T Y S O N S C O R N E R • V I R G I N I A B E A C H • W A S H I N G T O N, D.C.

Dan Duchovny, Esq.

November 28, 2007

in our letters of October 22, November 2, and November 15, 2007 and not permit the purported “FNB Corporation Shareholders Committee” to solicit proxies related to the special meeting to vote on the merger between FNB and Virginia Financial Group (VFG) until such time as its proxy materials no longer contain false and misleading information and are amended to include material facts necessary to make the statements therein not false and misleading.

The purpose of this letter is to highlight some of the most significant false and misleading statements which continue to appear in the Third Amendment and instances where the failure to include material facts has made the statements in the Third Amendment false and misleading.

I.	The Third Amendment continues to make allegations unsupported by facts concerning the proposed employment arrangement for William P. Heath, Jr.; to mischaracterize the presence of the combined bank formed through the merger as only a “token” presence in Christiansburg, Virginia; to mischaracterize the proposed employment agreements for the senior executives of the combined company formed through the merger of FNB and VFG; to inaccurately attack the process followed by the FNB board in considering strategic alternatives in approving the specific merger with VFG; to allege incorrectly that the markets currently served by VFG are “unknown” markets with greater risks and are not fast growing; to incorrectly allege that the drop in return on equity for FNB reflects a lack of skill in making decisions by management and the board of FNB; to incorrectly allege that other strategic alternatives will be foreclosed to the shareholders of FNB if the merger with VFG is approved; and to mischaracterize the advice given to the FNB board by Davenport & Co. LLC (Davenport) throughout the process.

Please see the responses that were made to these unsupported allegations on pages 3, 4, 5 and 6 of our letter dated October 22, 2007.

II.	The dissidents continue to falsely mischaracterize the consideration that the FNB board gave to alternatives to the proposed merger with VFG.

Throughout the Third Amendment, and specifically on page 6 of the Third Amendment, the dissidents state that the board of FNB failed to fully evaluate other alternatives to the merger with VFG, that Davenport did not develop and present a financial analysis or outcomes for such alternatives, and that the presentation made by Davenport neither made comparisons of the proposed merger option to any potential acquirer institutions other than VFG. Those statements are blatantly false and seriously misleading. The fact that those statements are now made “[a]ccording to the recollection of a Committee member and FNB Director in attendance” does not change the fact that they are verifiably false as described in our letter of November 2, 2007.

Dan Duchovny, Esq.

November 28, 2007

In our November 2, 2007 letter, we provided supplementally a copy of the materials made available to the FNB board by Davenport & Co. LLC (Davenport) on June 13, 2007 as the FNB board considered these alternatives. The discussion of these alternatives begins at page 16 of the materials supplied to you.

As you can see, the FNB board specifically reviewed (i) share repurchases and the potential financial impact of such repurchases, (ii) accelerated branch growth and the potential financial impact of such accelerated branch growth, (iii) non-bank growth opportunities, (iv) recent merger of equals transactions occurring in the mid-Atlantic and Southeast regions, (v) various alternative merger of equals transactions with specific, identified financial institutions in Virginia, and (vi) acquisition targets in Virginia with specific pro forma comparisons of the potential acquisition of two identified bank holding companies. Finally, the FNB board’s consideration of alternatives included the sale of FNB to a larger financial institution.

FNB submits that the dissidents do not wish to accurately describe what happened at the June 13, 2007 FNB board meeting because to do so accurately would prevent them from making the false and misleading statements they continue to make in this portion of the Third Amendment and elsewhere in the document.

The dissidents should be required to state accurately what transpired at the June 13, 2007 meeting including the advice that the FNB board received from Davenport that the potential merger of equals with VFG had the potential to immediately and substantially enhance shareholder value and that the proposed transaction with VFG appeared to meet all the criteria for a successful merger of equals. Please see pages 42 and 43 of the Davenport materials sent to you on November 2, 2007.

Therefore, it is not true that the FNB board did not fully evaluate alternatives to the merger with VFG and it is blatantly false that Davenport did not develop and present a financial analysis or outcome for such alternatives, and the dissidents allegations that the FNB board did not compare the proposed merger option with an outright sale is equally false.

The failure to include a full discussion of the June 13, 2007 meeting of the FNB board of directors in their “Background of the Solicitation” portion of the Third Amendment, including the advice that the FNB board received from Davenport at that meeting, renders the Third Amendment filed by the dissidents false and seriously misleading. Therefore, FNB requests that the dissidents be prevented from distributing material to FNB shareholder containing these blatantly false statements and failing to include information which makes the information which they have included in the Third Amendment grossly and seriously misleading.

Dan Duchovny, Esq.

November 28, 2007

III.	The dissidents have not corrected false statements contained in statements included in the Third Amendment.

Beginning on page 6 of the Third Amendment, the dissidents have attached a summary of the opposition of two directors who voted against the proposed merger with VFG. The statements are riddled with falsehoods and inaccuracies and the inclusion of these statements in the Third Amendment is both false and seriously misleading.

In paragraph (i) on page 6 of the Third Amendment the dissidents made the following false allegations:

1.	The board of directors has been unwilling to evaluate any of the alternatives except the proposed affiliation with VFG.

2.	The board assumed that there was not a better transaction available than the proposed merger.

3.	There was no detailed analysis of other alternatives or any relationship with other companies except VFG.

4.	Board refused to look at the alternative of an outright sale at a market price.

5.	The board declined to consider the impact on earnings per share of a stock repurchase program and to evaluate effectively that alternative.

6.	The board declined to consider branching alternatives and their financial impact.

7.	The board has not determined that the proposed merger with VFG is in the best interest of shareholders.

8.	The board is presenting the VFG proposal to shareholders with the recommendation that it be approved without the benefit of any evaluation of the potential alternatives, including affiliation alternatives or an outright sale.

These blatantly false allegations are contained in a single paragraph on page 6 of the Third Amendment. Each of them is contrary to the demonstrated facts and the inclusion of any of them in any material used by the dissidents to solicit proxies from FNB shareholders should be prevented by the Commission.

Dan Duchovny, Esq.

November 28, 2007

IV.	Allegations made by the Dissidents Concerning Davenport

In paragraph (iv) on page 9 of the Third Amendment, the dissidents continue to twist the advice to the FNB board provided by Mr. Robert Mizell of Davenport, who is the person identified as the “consultant.” In that paragraph the dissidents state:

“Even after being offered a contract which pays on an hourly fee basis with additional compensation if there is an affiliation, the consultant admits that there is no compelling reason for this transaction.”

Mr. Mizell has never stated or otherwise admitted or indicated that there “is no compelling reason for this transaction.” In fact, on June 13, 2007 he advised the FNB board that the merger with VFG has the potential to immediately and substantially enhance shareholder value and that the merger appeared to meet all of the criteria for a successful merger of equals and, on July 26, 2007, Davenport advised the FNB board that the terms of the merger with VFG were fair to shareholders of FNB, from a financial point of view. Mr. Mizell has indicated that FNB is not compelled to enter into any transaction. However, that statement does not equate with an admission, as alleged by the dissidents, that there is no compelling reason for the transaction. The continued inclusion in the Third Amendment of such a distortion of the advice provided by Davenport is both false and seriously misleading.

V.	Alleged Increased Earnings for FNB Based on a Higher Loan-to-Deposit Ratio are not Achievable

On page 6 of the Third Amendment the dissidents have added a paragraph describing their plans to “restore FNB’s performance.” One of the claims made by the dissidents in this section is that they would somehow increase FNB’s loan-to-deposit ratio from 88% to 98.5% and thereby produce additional earnings of $5.9 million for FNB. The dissidents’ calculations are demonstrably inaccurate as explained below.

The net loans at FNB were $1.108 billion as of September 30, 2007, and represented 87.9% of deposits. Increasing FNB’s loan-to-value ratio to 98.5% would increase loans by $133 million. Assuming an increase in yield of 2% on the additional loans (vs. what the funds are currently earning in the investment portfolio), the pretax earnings increase for FNB would be $2.66 million and the after-tax increase would be $1.75 million. There would also be additional costs to service these additional loans, further reducing the impact of increasing the loan-to-value ratio. Therefore, the projected increased earnings promised by the dissidents are wildly inaccurate and therefore false and misleading.

Dan Duchovny, Esq.

November 28, 2007

VI.	Exchange Act Violation

We continue to believe that the dissidents should file a Schedule 13D with the Commission. The Third Amendment indicates that the dissidents and those assisting the dissidents own in excess of 5% of the shares of FNB. For the reasons we stated in our October 22, 2007 letter, we believe a Schedule 13D is required to be filed.

VII.	Requested Action

For the reasons set forth in this letter and in our letters of October 22, November 2, and November 15, 2007, FNB respectfully requests that the Commission prevent the dissident group from soliciting proxies from FNB shareholders with respect to the special meeting of FNB shareholders on the merger until such time as the dissidents have (a) corrected all prior communications to FNB shareholders, (b) amended the Third Amendment to delete all false and misleading information contained therein and to include all material facts necessary to make the statements made therein not false or misleading and (c) filed a Schedule 13D as soon as possible.

Thank you for your consideration of our requests.

Very truly yours,

/s/ Fred W. Palmore, III
Fred W. Palmore, III

cc:	Timothy A. Geishecker (via edgar, facsimile and overnight mail)